Exhibit 77(d)

Policies with Respect to Security Investments

Pursuant to guidance from the U.S. Securities and Exchange Commission, as the ING Euro STOXX 50® Index Portfolio, ING Japan TOPIX Index® Portfolio, ING RussellTM Large Cap Growth Index Portfolio, ING RussellTM Large Cap Value Index Portfolio, and ING RussellTM Mid Cap Growth Index Portfolio were originally classified as non-diversified but have been managed as diversified for a period of at least three years, the Portfolios’ classifications have each changed from that of non-diversified to that of diversified effective October 3, 2012 and their investment strategies were updated to reflect this change. As a result of this classification change, the Portfolios are limited in the portion of their assets that may be invested in the securities of a single issuer. Further, the classification change to diversified may cause the Portfolios to benefit less from appreciation in a single issuer than if they had greater exposure to that issuer.